Filed by Meridian Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Meridian Interstate Bancorp, Inc.
File No. 001-33898

MERIDIAN BANCORP, INC. TO INCREASE PURCHASE LIMITATIONS

Peabody, Massachusetts, June 24, 2014 — Meridian Interstate Bancorp, Inc. (the “Company”) (NasdaqGS: EBSB), the holding company for East Boston Savings Bank, announced today that it has increased the maximum purchase limitations for persons who subscribed for stock in the subscription offering being conducted by Meridian Bancorp, Inc., a newly formed corporation (“New Meridian”) that is the proposed successor holding company for East Boston Savings Bank.

New Meridian’s subscription and community offering expired June 20, 2014. New Meridian will file a prospectus supplement with the U.S. Securities and Exchange Commission  to increase the maximum purchase limitation for individuals from 50,000 shares to 100,000 shares and for associates and groups acting in concert from 100,000 shares to 450,000 shares, and to offer those persons who subscribed for the initial maximum number of shares in the subscription offering the opportunity to increase their orders. Only persons who previously ordered the maximum number of shares in the subscription offering will be given the opportunity to increase their orders.

In the event that shares remain available for sale after persons who previously submitted maximum orders have had the opportunity to increase their orders, New Meridian may extend the community offering or conduct a syndicated community offering and, in either case, solicit additional purchasers. The community offering, if extended, and the syndicated community offering, may be terminated at any time in the Company’s sole discretion and is subject to the Company’s right to accept or reject, in whole or in part, orders received in the community offering.

The closing of the offering remains subject to final regulatory and shareholder approvals.

Orders received in the subscription and community offering will be maintained by New Meridian, with interest on subscribers’ funds continuing to accrue until completion of the conversion.  All eligible subscribers and community members who properly completed and timely submitted a stock order form will have their orders filled in accordance with the terms of the Plan of Conversion.

Certain statements contained herein are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements may be identified by reference to a future period or periods, or by the use of forward looking terminology, such as “may,” “will,” “believe,” “expect,” “estimate,” “anticipate,” “continue,” or similar terms or variations on those terms, or the negative of those terms. Forward looking statements are subject to numerous risks and uncertainties,  including, but not limited to: the failure to obtain the approval of the Massachusetts Commissioner of Banks for the proposed conversion and related stock offering, delays in obtaining such approval, or adverse conditions imposed in connection with such approvals; difficulties in selling the common stock or in selling the common stock within the expected time frame, those related to the real estate and economic environment, particularly in the market areas in which the Company operates; fiscal and monetary policies of the U.S. Government; changes in government regulations affecting financial institutions, including regulatory compliance costs and capital requirements; changes in prevailing interest rates; credit risk management; asset-liability management; and other risks described in the Company’s  filings with the Securities and Exchange Commission.

The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions, which may be made to any forward looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission.  This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription and community offering, an accompanying stock order form).

The Company has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission.  Stockholders of the Company are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the Securities and Exchange Commission by the Company and New Meridian free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by the Company and New Meridian are available free of charge from the Corporate Secretary of the Company at 67 Prospect Street, Peabody, Massachusetts 09160, Attention: Corporate Secretary.

The directors, executive officers, and certain other members of management and employees of the Company are participants in the solicitation of proxies in favor of the conversion from the stockholders of the Company  Information about the directors and executive officers of the Company is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.

The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation, the Depositors Insurance Fund or any other government agency.